UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NUO THERAPEUTICS, inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

67059V100

(CUSIP Number)

Xiaochun Xu, PhD, MBA

c/o Boyalife Group, Ltd.

800 Jiefang Road East

Wuxi City, China 214002

Tel: (+86) 0510-81808111

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67059V100
(1)	NAME OF REPORTING PERSON: Boyalife Investment Fund I, Inc.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [_]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS Cash Reserve (See Item 3)
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [_]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 1,750,000(1)
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 1,750,000 (1)
	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,750,000 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16,67%
(14)	TYPE OF REPORTING PERSON CO

(1) Consists of 1,750,000 Shares and warrants to purchase additional 1,750,000 Shares pursuant to the transaction described below.

1

Explanatory Note

This Schedule 13D is being filed as a result of the Reporting Person acquired 1,750,000 shares of Common Stock along with warrants to acquire 1,7500.000 shares of Common Stock through a private placement. Warrants acquired as part of a private placement of shares of Common Stock completed on May 5, 2016, pursuant to which the Reporting Person acquired shares of Common Stocks and warrants. The Reporting Person did not pay additional consideration for the warrants.

2

Item 1. Security and Issuer

This Schedule 13D (this “13D”) is filed with respect to the Common Stock, par value $0.0001 per share (the “Shares”), of Nuo Therapeutics, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 207A Perry Parkway, Suite 1, Gaithersburg, MD 20877.

Item 2. Identity and Background

Below is information regarding the Reporting Person set forth below:

(a) (b) (c) and (f)

Name	Business Address	Principal Business	Jurisdiction of Formation
Boyalife Investment Fund I, Inc.	c/o Boyalife Group, Ltd. 800 Jiefang Road East Wuxi City, China 214002	Pharmaceutical and Healthcare	USA

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of funds or Other Consideration

Pursuant to the transaction as a part of private placement, Boyalife Investment Fund I, Inc. has acquired 1,750,000 Shares and warrants to purchase additional 1,750,000 Shares free of additional consideration.

3

Item 4. Purpose of Transaction

The information set forth in Item 3 hereof is incorporated herein by reference.

On May 5, 2016, the Issuer entered into a Security Purchase Agreement and a Backstop Commitment Agreement with the Reporting Person, pursuant to which the Reporting Person acquired 1,750,000 shares of Common Stock of the Issuer and warrants to purchase additional 1,750,000 Shares free of additional consideration.

Upon the execution of the Security Purchase Agreement and A Backstop Commitment Agreement by all the parties involved, the Issuer emerges from Chapter 11 bankruptcy filing.

Item 5. Interest in Securities of the Issuer

(a)	See Line 13 of the cover sheets and the footnotes thereto. The percentage is calculated based on 10,500,000 Shares being deemed issued and outstanding (based upon information provided by the Issuer).

(b)	The following table sets forth the number of Shares as to which each Reporting Person has (i) the sole power to vote or direct the voting of the Shares, (ii) the sole power to dispose or to direct the disposition of the Shares, or (iii) shared power to vote or direct the vote or dispose or direct disposition of the Shares:

Reporting Person	Sole Voting Power	Sole Power of Disposition	Shared Voting and Power of Disposition
Boyalife Investment Fund I, Inc.	1,750,000	1,750,000	0

(c)	The Reporting Person does not own any Shares before the acquisition of Shares in this transaction.

(d)	No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares reported on this Schedule 13D owned by such Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person acquired 1,750,000 shares of Common Stock of the Issuer, and warrants to warrants to purchase additional 1,750,000 Shares of the Issuer without any additional consideration, according to the terms of Securities Purchase Agreement and Backstop Commitment Agreement.

Item 7. Material to Be filed as Exhibits

None.

4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2016

Boyalife Investment Fund I, Inc. By: /s/ Xiaochun Xu (Signature) Name: Xiaochun Xu Title: President

5